UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Asarasi, Inc.

Legal status of issuer

    Form
    C-Corporation
    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    07/16/2014

Physical address of issuer
282 Katonah Ave, #112 Katonah, NY 10536

Website of issuer
https://asarasi.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered

Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered

25,000

Price (or method for determining price)

$1.00

Target offering amount

$25,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's Discretion

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount

September 30, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

1

	Most recent fiscal year-end (2019)	**Prior fiscal year-end (2018)**
Total Assets	$228,018	$366,302
Cash & Cash Equivalents	$56,679	$127,837
Accounts Receivable	$12,980	$46,494
Short-term Debt	$0	$0
Long-term Debt	$10,411	$371,753
Revenues/Sales	$184,942	$148,474
Cost of Goods Sold	$127,242	$96,653
Taxes Paid	$0	$0
Net Income	$(177,164)	$(181,243)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

//Adam North Lazar//

(Signature)

Adam North Lazar

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

//Adam North Lazar//

(Signature)

Adam North Lazar

(Name)

Chief Executive Officer and Sole Director

(Title)

08/13/2020

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum Part II of Offering Statement
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

Asarasi, Inc.



Up to $1,070,000 of
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Asarasi, Inc. ("**Asarasi**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of [Crowd Safe units of SAFE (Simple Agreement for Future Equity)] of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Investors". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 30, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://Asarasi.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/asarasi

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Asarasi, Inc. is a Delaware Corporation, incorporated/formed on 07/16/2014.

The Company is located at 282 Katonah Ave, #112 Katonah, NY 10536

The Company's website is https://asarasi.com.

The Company conducts business in USA, Japan, UAE and in other OCONUS markets.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/asarasi and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of units of Crowd SAFEs being offered	$25,000
Total units of Crowd SAFEs (outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of units of Crowd SAFEs being offered	1,070,000
Total units of Crowd SAFEs outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	1.00
Minimum investment amount per investor	$100+
Offering deadline	09/30/2020
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 29.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ Subject to adjustment in the Company's sole discretion.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Asarasi, Inc. has a Limited Operating History Upon Which You Can Evaluate Asarasi's Performance, and Accordingly, Asarasi's Prospects Must be Considered in Light of the Risks That Any New Company Encounters

Asarasi is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be evaluated considering the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. Asarasi may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. The amount Asarasi is attempting to raise in this Offering may not be enough to sustain its current business plan. To achieve Asarasi's near and the long-term goals, Asarasi may need to procure funds in addition to the amount raised in the Offering. There is no guarantee that Asarasi will be able to raise such funds on acceptable terms or at all. If Asarasi is unable to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations may be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or any portion of his or her investment.

Asarasi Relies Upon Other Companies to Provide Goods and Services for its Products and Services

Asarasi depends on suppliers and subcontractors to meet its contractual obligations to its customers and conduct its operations. Asarasi's ability to meet its obligations to its customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of Asarasi's products and services may be adversely impacted if companies to whom we delegate the manufacture of major components or certain services for our products and services, or from whom we acquire such items, do not provide components or services which meet the required specifications and perform to its customers' expectations. Asarasi's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations or regulatory requirements including international requirements. The risk of these adverse effects may be greater in circumstances where Asarasi relies on only one or 2 subcontractors or suppliers for a particular component, product, or service.

Asarasi is Not Subject to Sarbanes-Oxley Regulations and May Lack the Financial Controls and Procedures of Public Companies

Asarasi may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley act of 2002. As a privately held (nonpublic) company, Asarasi is currently not the subject of the Sarbanes-Oxley act, and its financial and disclosure controls and procedures reflect its status as a development stage, nonpublic company. There can be no guarantee that there are no significant deficiencies or material weakness in the quality of Asarasi's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to Asarasi of such compliance could be substantial and could have a material adverse effect on Asarasi's results of operations.

Asarasi May Implement New Lines of Business or New Products or Services Within Existing Lines of Business

As an early stage Company, Asarasi may implement new lines of business at any time, which creates substantial risks and uncertainties associated with such efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of businesses or new products and services, Asarasi may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. Asarasi may not be successful in introducing new products or services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, Asarasi could lose business, could be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, Asarasi's business, financial condition, or results of operations may be adversely affected.

Asarasi May not be Able to Retain or Hire Key Management and Employees

The success of and ability to implement Asarasi's business plan depends upon the continued contributions of key management. Loss of the services of certain of these individuals would have a material adverse effect. In addition, as Asarasi continues to execute its business plan, it will require hiring additional qualified management and personnel. There is no guarantee that Asarasi will be able to attract such personnel, the failure to do so could result in loss of business or impairment of Asarasi's financial condition.

Asarasi Relies on 3rd parties to Provide Technology and Merchant Services

Asarasi relies on 3rd parties to provide certain technology and merchant services, which includes web hosting providers, cloud computing providers, and payment processing providers. Disruptions to these third-party services might cause system interruptions, delays, loss of critical data, increased costs, and could diminish Asarasi's reputation and brand.

Intellectual Property Claims

Asarasi does not believe that any of its products or services infringe upon the intellectual property rights of others in any material respect. However, there can be no assurance or guarantee that third parties will not claim infringement with respect to current or future products, services, or activities. Any infringement claim, either with or without merit, could result in substantial costs and diversion of management and financial resources, and it could, therefore, have a material adverse effect on Asarasi's business and operations.

Collection of Customer Data

Asarasi may collect personal information from its customers and other third parties. While Asarasi takes steps to protect this data, there is a risk that the data could become compromised. Additionally, Asarasi may now or in the future become subject to various privacy regulations and laws in the jurisdictions in which it operates now or will operate in the future. Further, Asarasi may rely on third-party companies and service providers to assist with collecting and storing data. This exposes Asarasi to potential risk if those third parties have a potential breach or otherwise violate privacy regulations and laws.

Profitability & Runway

Asarasi does not expect to achieve profitability until after 2021. In that year, management believes it would be profitable. The Company has sufficient liquid assets to continue operations over the next 16-18 months without this

Offering. If the target offering amount is reached, the Company is projected to have sufficient assets to continue operations for the next 2-5 years.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of a Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

BUSINESS

Description of the Business

Asarasi, Inc. owns the Asarasi brand and sells Asarasi branded beverage products which are produced from the byproducts of the maple market, maple permeate waters. Asarasi purchases these maple water byproducts and produces sparkling water products and sells these products into the food service, grocery and specialty retail markets.

Business Plan

Asarasi earns revenue from selling Asarasi products to distributors, direct to large retail grocery store chains and direct to consumers via ecommerce platforms to include Asarasi.com and to consumers via retailer ecommerce sites such as Vitacost.com Asarasi also sells its products internationally. Currently, Asarasi is exporting to Japan, and the United Arab Emirates. Asarasi has held meetings with retail buyers and distributors that conduct business activities following countries: Brazil, Canada, Colombia, El Salvador, Qatar and Mexico.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bottled Sparkling Tree Waters	Maple tree sourced sparkling waters	Large national US distributors, some international distributors, and direct to stores

Competition

The CPG food industry is very competitive. Large CPG companies are struggling to achieve consistent organic sales growth. There has been a marked shift from the large brands to upstart and/or emerging brands, and Asarasi has been able to capitalize on this and the consumer shift to healthier foods. Key competitors in the space are San Pellegrino, owned by Nestle Waters, NA.; Dasani owned by Coca-Cola Company and La Croix, owned by National Beverage Corp. Each of the listed Key Competitors are international giants, and the sparkling water category is dominated by large well positioned industry leaders. The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

In the U.S. and in Japan, sales and merchandising activities are conducted through our sales force and/or third-party brokers and distribution partners. Asarasi's products are generally resold to consumers through retail food chains, mass merchandisers, e-commerce and other retail and commercial establishments. Asarasi's primary customers in the U.S. are large, national and regional distributors including KeHE Distributors, LLC, United Natural Foods Inc (UNFI), Salsa God's primary customer in Japan is Pronto Café a 330 store chain of Italian restaurants with a majority ownership from Suntory Holdings Limited, Japan.

Supply Chain

Asarasi's line of shelf stable beverages is manufactured by one of New England's leading beverage co-pack manufacturers. Asarasi's management believes that this supplier has sufficient spare capacity to continue to act as Asarasi's shelf stable beverage contract manufacturer for the foreseeable future with substantial excess capacity to continue to allow Asarasi to grow. Asarasi also has supply agreements and secure supply chain on the primary maple water ingredient used to produce Asarasi's products across 100+ maple water providers ensuring stability and continuity of the ingredient supply chain.

Intellectual Property

Asarasi owns three registered trademarks. Trademark 5112408 consists of the word "Asarasi," capitalized, centered in blue, contained horizontally within a blue water droplet overlaid on top of a maple tree depicted in varying tones of gray and Trademark 4793188. The mark consists of the wording "ASARASI" and a variation of the Asarasi logo design and Trademark 4798208 Wordmark "Beyond The Tap." Asarasi also owns the web domain Asarasi.com.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
NA	NA	NA	NA	NA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5112408	C 032. US 045 046 048. G & S: Maple water; Seltzer water; Aerated water; Aerated water; Club soda; Soft drinks, namely, sodas. FIRST USE: 20150401. FIRST USE IN COMMERCE: 20150415	**ASARASI**	February 16, 2016	January 3, 2017	USA
4793188	C 032. US 045 046 048. G & S: Water beverages. FIRST USE: 20140301. FIRST USE IN COMMERCE: 20140601	**ASARASI**	July 22, 2014	June 2, 2015	USA
4798208	IC 032. US 045 046 048. G & S: Aerated mineral waters; Aerated water; Aerated water; Bottled artesian water; Bottled drinking	**BEYOND THE TAP**	August 14, 2014	June 9, 2015	USA

water; Bottled water; Carbonated waters; Distilled drinking water; Drinking water; Drinking water with vitamins; Drinking waters; Flavored bottled water; Flavored enhanced water; Flavored waters; Flavoured mineral water; Flavoured waters; Maple water. FIRST USE: 20140725. FIRST USE IN COMMERCE: 20140812				

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. Asarasi is also not aware of any unique regulatory requirements it faces.

Litigation

There is no actual litigation to which Asarasi is currently a party, and Asarasi is not aware of any pending litigation against it.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Purchase Physical Inventory to be sold as finished goods to wholesalers, retailers & consumers	75%	$18,750	20%	$214,000
Marketing & Digital Advertising: to include hiring PR and Marketing Agencies, provide marketing spend support to retailers.	5%	$1,250	24%	$256,800
Fund Slotting Fees: to support retail accounts	14%	$3,500	10%	$107,000
Finance Research & Development and Launch New Products	0%	$0	5%	$53,500
Employee Compensation: to include executive management & support hiring of a sales team	0%	$0	20%	$214,000
Food Broker Commissions and retainers to be paid to national food brokers to support the sales and in-store support for the brand	0%	$0	12%	$128,400
Office Lease	0%	$0	3%	$32,100
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Adam N. Lazar	Founder & Chief Executive Officer & Sole Corporate Director	CEO, & Sole Director of Asarasi Inc. 2014 – Present Business development, hiring, accounting, and sales; inception through the current date	MBA Norwich University BA Management Hartwick College

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 1 employee and 2 independent contractors.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding/Face Value	$690,106.11
Voting Rights	None
Anti-Dilution Rights	If the conversion price of the Notes is less than the cash price per share at which Next Round Securities is issued in the Qualified Financing, the Company may, solely at its option, elect to convert the Notes into shares of a newly created series of capital stock having the identical rights, privileges, preferences and restrictions as the Next Round Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the per share dividend, which will be the same percentage of the conversion price as applied to determine the per share dividends of new investors in the Qualified Financing relative to the purchase price paid by such investors
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Will be diluted by securities issued pursuant to Regulation CF upon conversion
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	84.92%* * Assuming the $330,000 in convertible notes which have not converted are converted. (see below for impact of hypothetical conversion) 43 North has an unexercised warrant for 375,000 shares. Total authorized option pool: 375,000 shares (204,900 unissued)

Type of security	Convertible Notes
Amount outstanding/Face Value	$370,000.00
Voting Rights	None
Anti-Dilution Rights	If the conversion price of the Notes is less than the cash price per share at which Next Round Securities is issued in the Qualified Financing, the Company may, solely at its option, elect to convert the Notes into shares of a newly created series of capital stock having the identical rights, privileges, preferences and restrictions as the Next Round Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the per share dividend, which will be the same percentage of the conversion price as applied to determine the per share dividends of new investors in the Qualified Financing relative to the purchase price paid by such investors
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Hypothetical conversion of convertible notes totaling $370,000.00 assumes conversion upon maturity with a valuation of $6,000,000. Conversion of these convertible notes would result in dilution of existing shareholders and potentially further dilution of investors under this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.08%

The Company has the following debt outstanding:

Type of debt	Revolving Line of Credit up to $750,000
Amount outstanding	$0.00
Interest Rate and Amortization Schedule	Prime + 2%
Description of Collateral	Inventory and Accounts Receivable
Other Material Terms	NA
Maturity Date	Revolving

Ownership
A majority of the Company is owned by Adam N. Lazar, CEO.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Adam N Lazar	6,162,414 shares of Common Stock	91.70%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Asarasi, Inc. (**"the Company"**) was incorporated on July 16, 2014 under the laws of the State of Delaware, and is headquartered in Katonah, NY. The Company produces beverages sourced from maple trees and brings these beverages to market under the trade name Asarasi Sparkling Tree Water.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Current cash and cash equivalents: Approximately $150,000.

Cash and cash equivalents from most recent fiscal year-end: $56,679

Accounts receivable from most recent fiscal year-end: $12,980

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy to include the following activities: Pay for Intermediary Fees, Purchase Physical Inventory to be sold as finished goods to wholesalers, retailers & consumers, Pay for Marketing & Digital Advertising: to include hiring PR and Marketing Agencies, provide marketing spend support to retailers, Fund Slotting Fees: to support retail accounts, Finance Research & Development and Launch New Products, Fund Employee Compensation: to include executive management & support hiring of a sales team and pay for Food Broker Commissions and retainers to be paid to national food brokers to support the sales and in-store support for the brand

The Company is expecting to receive an investment of up to $100,000 from Anheuser-Busch on an uncapped convertible note to conduct a pilot providing for distribution of the Asarasi brand. Other than the investment anticipated above, Asarasi does not have any additional outside sources of capital other than the proceeds from the Combined Offerings and the Revolving Line of Credit disclosed herein.

Capital Expenditures and Other Obligations
The Company currently does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$220,000	$220,000	Procurement of inventory, marketing, trade spend, launching e-commerce platform, logistics and further distribution of the brand in Fresh Market, Japan, and the UAE	December 4, 2018	Section 4(a)(2) private offering

On August 12, 2020 the Company conducted an intermediate closing of the Offering, locking in $199,230 of investment commitments and drawing down approximately $99,615 of the proceeds. The Company has reserved but has not issued the Securities due to those Purchasers as i) such Purchasers may contribute additional capital to the Offering and ii) pursuant to the terms of the Offering, if a Form C-W is filed, the Company will not issue the Securities and return all proceeds drawn down. The Company will complete the sale of all Securities as of the Offering Deadline.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of The Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by September 30, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If a Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the September 30, 2020 (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("**Offering Deadline**")), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Investor may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 200,000,000 shares of common stock, par value $0.01 per share, of which 107,060,000 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $10,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple

Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 90%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Equity Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Adam Lazar has a $25,000 convertible note from December 14, 2018. The Maturity Date is December 14, 2020, and the interest rate is 6%.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

ASARASI, INC.

FINANCIAL STATEMENTS WITH
SUPPLEMENTARY INFORMATION
(UNAUDITED)

For the years ended December 31, 2019 and 2018

JBMA Enterprise Corp.
Melora L. Galasso
Certified Public Accountant

Independent Accountant's Review Report

Executive Officers
Asarasi, Inc.

We have reviewed the accompanying financial statements of Asarasi, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2019 and 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 9 to the financial statements, the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should Asarasi, Inc. be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

Other Matter

The accompanying schedules of selling, general and administrative expenses are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and, do not express an opinion on such information.

Melora L. Galasso
JBMA Enterprise Corp.
Mount Sinai, New York
February 13, 2020

ASARASI, INC.

Balance Sheets (Unaudited)

December 31,	2019	2018
Assets		
Current assets:		
Cash	$ 56,679	$ 127,837
Accounts receivable, net of allowance for doubtful accounts of $8,000 and $1,000	12,980	46,494
Inventory (Note 2)	146,766	178,266
Prepaid expenses	11,513	13,593
Total current assets	227,938	366,190
Property and equipment, net of accumulated deprecation of $558 and $526	80	112
	$ 228,018	$ 366,302
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Current portion of long-term debt (Note 4)	$ 442,705	$ -
Accounts payable	6,944	39,709
Accrued expenses	3,593	13,311
Total current liabilities	453,242	53,020
Long-term debt (Note 4)	10,411	371,753
Stockholders' equity:		
Common stock - par value $.01, authorized 7,500,000 shares, issued and outstanding 6,808,000 shares	63,950	63,950
Additional paid-in capital (Note 5)	626,156	626,156
Accumulated deficit	(925,741)	(748,577)
Total stockholders' deficit	(235,635)	(58,471)
	$ 228,018	$ 366,302

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these unaudited financial statements.

ASARASI, INC.

Statements of Operations
(Unaudited)

For the years ended December 31,	2019	2018
Revenues	$ 184,942	$ 148,474
Cost of sales	127,242	96,653
Gross profit	57,700	51,821
Selling, general and administrative expenses	213,501	209,653
Loss from operations	(155,801)	(157,832)
Interest expense	21,363	23,411
Net loss	$ (177,164)	$ (181,243)

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these unaudited financial statements.

ASARASI, INC.

Statements of Stockholders' Equity (Deficit) (Unaudited)

For the years ended December 31, 2019 and 2018

	Common Stock		Additional	Accumulated	Total
	Number of Shares Issued	Par Value	Paid-in Capital	Deficit	Stockholders' Equity (Deficit)
Balance at January 1, 2018	6,808,000	$ 63,950	$ 626,156	$ (567,334)	$ 122,772
Net loss	-	-	-	(181,243)	(181,243)
Balance at December 31, 2018	6,808,000	63,950	626,156	(748,577)	(58,471)
Net loss	-	-	-	(177,164)	(177,164)
Balance at December 31, 2019	**6,808,000**	**$ 63,950**	**$ 626,156**	**$ (925,741)**	**$ (235,635)**

See Independent Accountant's Review Report.

The accompanying notes are an integral part of these unaudited financial statements.

ASARASI, INC.

Statements of Cash Flows (Unaudited)

For the years ended December 31,	2019	2018
Operating activities:		
Net loss	$ (177,164)	$ (181,243)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	32	45
Accrued interest expense - long-term debt	21,363	23,411
Changes in other operating assets and liabilities:		
Accounts receivable	33,514	(25,905)
Inventory	31,500	(26,449)
Prepaid expenses	2,080	1,029
Accounts payable	(32,765)	31,338
Accrued expenses	(9,718)	11,082
Net cash used in operating activities	(131,158)	(166,692)
Financing activities:		
Proceeds from issuance of convertible long-term debt	60,000	160,000
Net change in cash	(71,158)	(6,692)
Cash at beginning of period	127,837	134,529
Cash at end of period	$ 56,679	$ 127,837

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these unaudited financial statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Operations:

Asarasi, Inc. (the Company) harmlessly and sustainably extracts naturally filtered water from living maple trees to create bottled sparkling water. The Company grants credit to wholesale distributors and retail stores throughout the United States.

Basis of Accounting:

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 13, 2020 (the date the financial statements were available to be issued). Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

The Company is offering (the Crowdfunding Offering") in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by August 15, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunding Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or Republic.co.). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

New Accounting Standard Adopted:

In 2019, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (topic 606) using the full retrospective method, and the Company's accounting policies related to revenues were revised accordingly effective January 1, 2018. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The adoption of the new standard did not impact the Company's recognition of revenue and related accounts.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is recorded based on management's assessment of the collectability of individual account balances and historical trends. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to allowance for doubtful accounts and a credit to accounts receivable.

Inventory:

Inventory is stated at the lower of average cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence, and other factors in evaluating net realizable value.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using straight-line and declining balance methods over estimated useful asset lives. Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

Revenue Recognition:

The Company generally recognizes revenue as products are shipped to customers. Customer payment is typically due within 60 days of shipment.

Shipping and Handling Charges:

Costs incurred for shipping and handling charges are recognized in cost of sales. Shipping and handling activities that occur after the customer has obtained control of the product are considered fulfillment activities, not performance obligations.

Advertising:

Advertising costs are generally expensed as incurred and amounted to $50,633 and $61,140 in 2019 and 2018, respectively.

Sales Taxes:

Certain jurisdictions impose a sales tax on Company sales to nonexempt customers. The Company collects these taxes from customers and remits the entire amount as required by the applicable law. The Company excludes from revenues and expenses the tax collected and remitted.

Income Taxes:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code for federal and state income tax purposes. Under those provisions, the Company does not pay corporate income taxes. Instead, the stockholders are liable for income taxes on the Company's taxable income as it affects the stockholders' individual income tax returns. The Company has agreed to make distributions to stockholders to meet individual income tax obligations.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Inventory:

	2019	2018
Raw materials	$ 140,844	$ 178,495
Finished goods	15,922	9,771
	156,766	188,266
Less allowance for obsolescence	(10,000)	(10,000)
	$ 146,766	$ 178,266

3. Short-term borrowings:

Effective June 28, 2019, the Company has available a $750,000 bank demand working capital revolving line of credit with interest payable at prime plus 2.5%. Availability on the line is based on eligible accounts receivable and inventory as per agreement. The line is secured by virtually all the Company's assets and guaranteed by the majority stockholder. No amounts were outstanding on the line at December 31, 2019.

4. Long-Term Debt

In late 2015, the Company entered into a convertible promissory note agreement totaling $150,000 with a state sponsored corporation. The promissory note accrued interest at 12% per annum through December 16, 2018. The Company renegotiated the interest rate to 6% per annum beginning December 17, 2018. All unpaid principal and accrued interest are payable on December 16, 2020. The promissory note is secured by substantially all assets of the Company. Accrued interest on these notes totaled $70,753 and $61,753 at December 31, 2019 and 2018, respectively.

The note agreement provides for conversion to shares of stock upon the occurrence of a "qualified financing", as defined in the agreement, at the discretion of the holder. Also, in the event the Company undergoes a "change in control", as defined in the agreement, prior to maturity of the notes, the holder has the option to demand payment of an amount equal to two times the outstanding principal amount plus accrued interest.

In December 2018, the Company entered into several unsecured convertible promissory note agreements totaling $220,000, with interest accruing at 6% per annum. Cash proceeds received totaled $60,000 in 2019 and $160,000 in 2018. The amount received in 2018 includes $25,000 from the majority stockholder of Company. All unpaid principal and accrued interest are payable beginning in December 2020 through March 2021. Accrued interest on these notes totaled $12,363 and $0 at December 31, 2019 and 2018, respectively.

The convertible note purchase agreements provide for conversion to shares of stock in a "qualified financing" as defined in the agreement, if it occurs prior to maturity. These shares will convert at 85% of the cash price paid per share in the qualified financing. In the event the notes remain outstanding on the maturity date, any outstanding principal and accrued interest will automatically convert into common stock of the Company.

The current portion of all convertible debt including accrued interest totaled $442,705 at December 31, 2019. The long-term portion of convertible debt including accrued interest totaled $10,411 and $371,753 at December 31, 2019 and 2018, respectively.

5. Stockholders' Equity:

Effective September 26, 2016, the Company was awarded $500,000 from the "43North" start-up competition located in Buffalo, New York. Under the terms of the award, the Company issued a warrant to 43North to purchase 5% of the outstanding stock of the Company exercisable at $100 over a period of 10 years. The $500,000 was received in 2017 and is classified as additional paid-in capital; 43North has not exercised the warrant as of the date of these financial statements.

6. Leases:

The Company leases office space on a month to month basis. Rent expense totaled $21,650 and $23,465 for the years ended December 31, 2019 and 2018, respectively.

7. Major Customers:

Revenues from three customers approximated 42% and 55% of total revenues for 2019 and 2018, respectively. At December 31, 2019 and 2018, amounts due from these customers included in accounts receivable was $3,400 and $14,700, respectively.

8. Commitments & Contingencies:

The Company is not involved with and does not know of any pending or threatened litigation against the Company or its stockholders.

9. Financial Outlook:

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

As of December 31, 2019, the Company has accumulated losses of $925,741 and its current liabilities exceed current assets by $225,304. The Company has relied on convertible debt financing and the 43North stock warrant (Note 5) to finance operations to date. Management believes recent sales strategies and expected future marketing partnerships will allow the Company to focus its resources on continued market penetration to secure new customers. The Company also has financing available if additional cash is needed for operations.

The Company's ability to continue as a going concern is dependent on its ability to generate revenues and obtain funding to meet its current obligations.

ASARASI, INC.

Supplementary Information
Schedules of Selling, General and Administrative Expenses
(Unaudited)

For the years ended December 31,	2019	2018
Salaries, payroll taxes and benefits	7,763	$ 26,209
Outside sales commissions	6,499	-
Marketing and advertising	50,633	61,140
Travel, meals and entertainment	36,755	45,702
Rent	21,650	23,465
Warehouse expenses	21,210	7,599
Legal and professional	16,275	10,906
Utilities	10,024	6,664
Bad debts	7,000	-
Quality control	5,961	-
Technology expenses	5,841	3,376
Shipping and delivery	5,077	8,575
Insurance	3,879	4,416
Miscellaneous	3,847	2,756
Office	3,788	5,054
Bank fees and finance charges	3,706	2,767
Dues and subscriptions	3,561	979
Depreciation	32	45
	$ 213,501	$ 209,653

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these unaudited financial statements. 9

EXHIBIT D
Offering Page found on Intermediary's Portal.



Company Name   Asarasi

Logo



Headline   Pure water from living trees

Cover photo

Hero Image



Tags

Consumer Goods, Eco, Drink, Sustainable



Pitch text

Summary

- Awarded partnership with Anheuser-Busch-AB to scale to commercial contract
- World's only plant-drawn source for pure water produced from maple saps
- Sold in approximately 1,100 retail stores across the USA, Japan & the UAE
- Contracted 100M gallons from family farmers capable of generating $1B sales
- Raised $1 Million from 43North, CT Innovations & Angels over past 4 years
- Prolific Advisors include the founder of Bon&Viv Spiked Seltzer-sold to AB

Problem

The world is running out of fresh water

- 3% of the earth's water is fresh.

- **2.5% of the earth's fresh water is unavailable:** locked up in glaciers, polar ice caps, atmosphere, and soil; highly polluted; or lies too far under the earth's surface

- **0.5% of the earth's water is available fresh water.**



Solution

Asarasi: a newly discovered plant-based source for pure water

Asarasi was founded by CEO Adam Lazar after discovering a renewable and sustainable, plant-based, alternative source for pure water. Asarasi is upcycled from a 1 billion gallon, sugar-free maple sap water byproduct of the maple industry.



How Plant-Sourced Tree-Drawn Waters are Produced

Asarasi is harmlessly and sustainably harvested from one of the only known renewable sources for pure water on earth: the maple tree. When the tree is tapped for its saps, the sugars are completely removed from the saps leaving behind a crisp and refreshing plant-based water.

1 Billion Gallons of Sugar-Free Maple Sap Wasted Annually

The Purity of Asarasi Water is Unparalleled!



1. A MAPLE TREE IS TAPPED FOR SAP.

2. 50 GALLONS OF MAPLE SAP IS EXTRACTED

3. HIGH PRESSURE FILTRATION CONCENTRATES THE SUGAR

REVERSE OSMOSIS (R/O)

4. 1 GALLON OF MAPLE SYRUP IS PRODUCED

3%

5. 49 GALLONS TREE WATER DISCARDED

97%

ASARASI

MAPLE PRODUCING REGION

~1 BILLION GALLONS WASTED ANNUALLY!

2/23/2020 Republic — where anyone can invest in startups





UNIT	ASARASI	VOSS artesian water from norway	S.PELLEGRINO
pH	5.8	5.1	5.7
TDS	42 mg/l	290 mg/l	900 mg/l
POTASSIUM	1.1 mg/l	NONE	NONE
MANGANESE	.014 mg/l	NONE	NONE
CHLORIDE	0.37 mg/l	6 mg/l	45 mg/l
RADIOLOGIC	NONE	2.2 pCi/L	GA 7.6 pCi/L
URANIUM	NONE	.0068 pCI/L	.007 pCi/L
RADIUM 226	NONE	2.2 pCi/L	2. pCi/L
SODIUM	NONE	90 mg/l	32 mg/l
NITRATE	NONE	14 mg/l	.71 mg/l
SULFATE	NONE	5 mg/l	390 mg/l
BICARBONATE	NONE	240 mg/l	240 mg/l
FLOURIDE	NONE	1 mg/l	48 mg/l

Republic — where anyone can invest in startups

Transpiration from Trees - Tapping into a Living Well



The Water Cycle

70% of the rain that falls onto the earth's surface is consumed by trees and vegetation. Trees drink the moisture from the ground, converting the water into water and sugar rich saps. Throughout the various seasons, different species of trees can be tapped for their saps to produce both sugar and water products. By tapping into the tree, and by removing the sugars from the saps which is happening already around the globe for sweeteners, the massive byproduct is one of the purest forms of water in the world.

Thirty Water Producing Trees Worldwide

A large biomass of temperate and boreal forests rings the globe with 100's of billions of tappable trees available. The trees are not harmed at all in the making of sugars and water products and they live a long normal healthy life. The trees also develop advanced pest and disease resistance as a result of tapping the trees while also prevent loggers from desiring them for decorative lumber!

30 species of trees can be tapped for their saps however, the existing maple industry can already provide billions of gallons of freshwater annually in North America alone.

Sugar Maple Black Maple Silver Maple Norway Maple Boxelder Maple Big Leaf Maple Canyon Maple Big Tooth Maple Rocky Mountain Maple Korean Maple (Gorosoe) Red Maple Ironwood Butternut White Walnut Black Walnut Heartnut English Walnut Sycamore Buartnut Yellow Birch Black Birch River Birch Grey Birch European White Birch Paper Birch Basswood Coconut Palm Oil Palm Date Palm Sago Palm Hickory



FOREST ■ WOODLAND ■

USA

SOUTH AMERICA

AFRICA

EUROPE

ASIA

AUSTRALIA

By V.Ryan

Product

Naturally pure, tree-drawn waters


WATER WITH INTEGRITY
ASARASI
PURE WATER HARVESTED FROM TREES
SPARKLING NATURAL
SPARKLING LEMON
SPARKLING CHERRY LIME
SPARKLING LIME
SPARKLING MANGO
GROWN IN USA
12FL.OZ / 355ML
100% Plant-based, Mineral Water
USDA ORGANIC
Flavored With Organic Fruit Extracts
0 Sugar, 0 Sodium, 0 Calorie
Supports Farmers With + Income
Upcycled Maple Sap Byproducts
Harmlessly Harvested From Trees



ASARASI
SPARKLING TREE WATER

100% plant-based responsible organic source.

Naturally crisp, clean and refreshing, Asarasi sparkling water is the *ONLY* 100% renewable and sustainable *plant-source for pure water.*

Asarasi (ah-sir-ah-see) is the Latin word for maple tree, to indicate the natural source of this pure fresh tasting water and is enhanced with delicious & aromatic organic fruit flavors.

Asarasi has 0 sugars, 0 sodium & 0 calories. Find your favorite among the following flavors:

| Natural | Cherry Lime | Lemon | Lime | Mango |


ASARASI PRODUCT LINEUP
ORGANIC SPARKLING WATER
ORGANIC SPARKLING CHERRY LIME
ORGANIC SPARKLING LEMON
SPARKLING TREE WATER TONIC
ORGANIC SPARKLING LIME
ORGANIC SPARKLING MANGO
PURE WATER HARVESTED FROM TREES
$1.99 SRP / Bottle or $6.99 SRP / 4 - Pack

Traction

Accelerating Growth In ~1,100 stores worldwide!

Asarasi is currently sold in an estimated 1,100+ retail locations in the USA, Japan, the United Arab Emirates and soon Mexico City! Asarasi is currently distributed by UNFI - United Natural Foods, Inc., KeHE Specialty Distributors, Chex Finer Foods, Baldor Specialty Foods, Sysco Foods and others.


ASARASI HISTORY & GROWTH TIMELINE
2014
ASARASI
Company Founded July 2014
2015 - 2016
reSET
SocialEnterpriseTrust.org
• R&D Completed
• Won ReSET Accelerator
2017-2018
EDISON AWARDS WINNER
43N WINNER
PLUGANDPLAY
Baldor
Baldor Specialty Foods, Inc.
• Pilot Production
• 1st Product Launch
• Begin Selling Asarasi
• Won $500K in 43N.Org
• Awarded Mass Challenge
• Baldor Distributors Selling
• Won Plug & Play Accelerator
2019 -2020
CHIPOTLE
ALUMINARIES
ABInBev
100+
ANHEUSER-BUSCH
PRONTO
fresh market
FAIRWAY
LIKE NO OTHER MARKET.
CHEX
FINER FOODS
• Accelerating Sales
• Fresh Market Selling
• Fairway Market Selling
• Al-Khafajy Selling in UAE
• Pronto Café Selling in Japan
• Anheuser-Busch Pilot Awarded
• Appointed Expert Advisory Board
• Kings & Balducci's Markets Selling
• Chex Finer Foods Distributors Selling
• Est. ~500,000 Bottle Units Sold to Date

Asarasi is an award winning company! We have won numerous awards to date to include $600,000 in investments from both 43North.org and Anheuser-Busch 100+ Accelerator and other awards including the Chipotle Aluminaries Project, Edison Awards and Fast Company's World Changing Ideas Awards.

Awards to date include:

Anheuser-Busch 2020 100+ Accelerator Winner. Up To $100K Investment & Partnership with Anheuser-Busch!



2019 Chipotle Mexican Grill, Aluminaries Project Winner



Republic — where anyone can invest in startups

2018 Silver Edison Award for Best New Product



American Masters of Taste Superior Taste Gold



2017 43 North $500,000 Investment Award



2016 CT Next Entrepreneur Innovation Awards $22,000







2016 Mass Challenge Finalist

2016 RESET Impact Challenge Award $10,000

2016 REST Impact Accelerator Award $7,500

Customers

Delivering on taste and mission

Selling to Retailers Via Established Distribution

GROWING DISTRIBUTION +SALES VELOCITIES B2B2C

MONTANA
NEVADA
UTAH
NEW MEXICO
States
Ottawa
Montreal
Toronto
Gulf of California
Mexico
Mexico City
Gulf of Mexico
Cuba
Dominican Republic

~800+ Locations in USA

PRONTO
CAFFÈ & BAR 1988
Sapporo
Sea of Japan
Sendai
Fukuoka
DI PUNTO

~330 Locations in Japan

shaw's star market · FAIRWAY LIKE NO OTHER MARKET · BALDUCCI'S FOOD LOVER'S MARKET · ITALFOODS FINE FOODS DISTRIBUTOR · SUNTORY · Vitacost take the cost out of healthy living · HomeGoods · Walmart.com · Kroger · fresh market · KINGS WHERE INSPIRATION STRIKES · Baldor Baldor Specialty Foods, Inc. · unfi DRIVEN BY NATURE · KeHE DISTRIBUTORS · Good things come from Sysco · COBORN'S

FRESH MARKET SALES ANALYSIS

~20K BOTTLE UNITS SOLD!



Bottle Unit Sales

160 Locations in 22 States



20K+ Historical Unit Sales	90 DAY FORECAST

$1.99 SRP
Sold in Cold Cooler Locations

Selling in Directly to 80+ Stores Via Self Distribution

DIRECT STORE – SELF DISTRIBUTION
Ellen Woolwich Western, CT
Independent Sales Representative
Jill Siegel Eastern, CT
Independent Sales Representative
80+ NEW LOCATIONS SELLING IN 90+ DAYS!
Hartford
Waterbury
Middletown
Danbury
New Haven
Bridgeport
Stamford
BRIDGEWATER VILLAGE STORE
(860) 354-2863
THE WELL
Roxbury MARKET & DELI
WARREN GENERAL
Chamomille Natural Foods
SINCE 1978
Genoa Deli & pizza
Executive Cuisine
Ridgefield Organic Market
OXFORD BAKING COMPANY
OXFORD, CT
LAKE WINE SPIRITS
DIAMOND
HIDDEN VALLEY EATERY
KENT WINE & SPIRIT
WINES & SPIRITS
ROXBURY STATION
BAKERY & DELI
9 MAIN
NEW PRESTON, CT.
Mikee's Place









Selling in Directly to Consumers Via E-Commerce

D2C E-COMMERCE CHANNEL



Vitacost®
take the cost out of healthy living

Walmart.com


Woo

amazon


Kroger®

| Repeat Purchases | Partnerships | Subscriptions |



1,300+ Cases Shipped Across USA



Business Model

Water sustainability & farmer prosperity - our core mission


OPEN

Asarasi Water Supply Partner -

Roxbury Mountain Maple Farm, Hobart, NY

ENVIRONMENTAL & AGRICULTURAL IMPACTS



Asarasi is adding to the drinkable water supply and conserving precious groundwater resources

Farmers double their profits on their existing maple crops



CREATING A NEW MAPLE MARKET WITH WATER TECHNOLOGY





100M Gallons Under Contract

CONTRACTED WATER RIGHTS CAN PRODUCE $1B



Asarasi Maple Farm Partner

Asarasi Production Partner
Quebec City

100M GALLONS & 110 MAPLE PRODUCERS
CONTRACTED LONG-TERM WATER RIGHTS

At Asarasi, we purchase the byproducts of the maple market, sugar free maple saps (representing 110 family farms under long term contracts to repurpose these pure water byproducts to produce Asarasi Sparkling Tree Water products and resell these newly created sparkling water products to generate profit to grocery and food service wholesale distributors, direct to retailers and direct to consumers. We ensure that our entire sourcing model embodies the environmental responsibility and mission of the company. All of

Asarasi's products are served in recyclable glass bottles with a recyclable twist-off metal cap that are protected by a recyclable insert and master carton.

Agricultural economic advantage

By purchasing these byproducts from family farmers, these farms generate significantly greater profits on their existing maple crops with very little extra labor. Asarasi provides the farms with the appropriate shipping containers to collect the sugar-free maple saps and ensure food safety and integrity during transport of these sap waters to our contracted bottling facility partners. Farms desperately need to make more money or they will fail to survive. Asarasi's mission is to support the family farm by ensuring they are more profitable by purchasing 97% of their maple crops that they used to throw away.

Environmental responsibility and water sustainability

By displacing the bottled water in the market that is bottled from precious and scarce groundwater resources with a plant-sourced alternative, Asarasi is advantaging the groundwater supply! Consumers can finally trust where their bottled waters come from by enjoying the only pure plant-sourced sparkling bottled waters in the world while having a tremendous impact environmentally and agriculturally!

Gross Margins & Profitability

Asarasi sells it's products to wholesale distributors for a $1.20 / bottle before discounts, generating at wholesale a healthy 50%+ gross profit margin. Currently, Asarasi represents an estimated 100M gallons of sugar-free maple saps under contract. With this unique supply source for pure water contracted, Asarasi can produce an estimated 50M cases of sparkling water products from the total source of supply and generate $1.4B in total revenues annually.

How we sell Asarasi

2/23/2020 Republic — where anyone can invest in startups


Execution Strategy
D2C
Subscriptions
Repeat Purchases
Fulfillment Partnerships
B2B – DSD
Placement
Account Management
Independent Store Support
B2B2C
Placement
Account Management
ADOPTION & BRAND LOYALTY
TRIAL & AWARENESS

Market

The Future of Water, Sourced from Trees!

UNLOCKING A $20B MARKET OPPORTUNITY

1,500 bottles of water are consumed in the U.S. every second!

Creating a $20+ Billion Plant-Based Water Category!



1976 — 1.6 Gallons

2000 — 16.7 Gallons

2017 — 42.0 Gallons

U.S. Per Capita Bottled Water Consumption

GLOBAL BOTTLED WATER MARKET



$200 Billion 2017

+6.44% CAGR

$307 Billion 2024

$20+ Billion

We all need water to survive, and as the bottled water market continues to grow (6% per year), we are bringing a new sustainable solution to the market and have created a new $20B plant-based water category within the existing $200B+ bottled water market. With the available supply of this unique resource, we can produce $20B of Bottled Water at retail. This not only addresses a growing global need for plant-sourced alternatives to food and beverage, but it also speaks to the growing consumer health and wellness mega-trend towards purchasing eco-friendly and sustainable products with a social mission. Asarasi is on point with all of these trends noted below.


CONSUMER TRENDS ARE PROPELLING FOOD & BEVERAGE CATEGORY GROWTH
100% NATURAL
GMO FREE
100% NATURAL
Sugar Free
FARM to TABLE
USDA ORGANIC
1%
B
ZERO WASTE
SUSTAINABLE, GREEN & CIRCULAR ECONOMY
PLANT BASED INGREDIENTS
Clean Label

Competition

COMPETITIVE LANDSCAPE

170+ Brands, No one is plant-sourced or USDA Organic


VOSS
VEEN
evian
pure
Perrier
PELLEGRINO
ICELANDIC GLACIAL
FIJI
CASTLE ROCK WATER
hawaiian
kona deep
kona deep
walnut grove
drink deeply
AMERICAN SUMMITS
SPRING WATER
smartwater

Confidential - Asarasi 19

Vision

Creating a new world of water sustainability

At Asarasi, we are displacing the bottled water industry with a sustainable and renewable plant-sourced alternative. We are helping maple farmers become more profitable farmers by upcycling a previously discarded byproduct of the maple industry and advantaging the groundwater supply by replacing with it consumed in the market with a 100% plant-based alternate to pure water!

Investors

Raised over $1M to date

We've currently raised over $1M in total capital. The CEO and Founder, Adam Lazar personally invested $100K in the business in capital alongside our investment partners Connecticut Innovations and 43North and a handful of Angel investors who invested the other $950K. Anheuser-Busch has committed to invest $100K into the Asarasi business in 2020 as a part of the 100+ Accelerator.







Republic — where anyone can invest in startups

Asarasi is now raising $2M+ in new financing including the ~$1M+ we are raising here on the Republic.co platform. Currently Asarasi has already closed on $750K of traditional bank debt financing from M&T Bank which will fund our Accounts Receivables and Purchase Orders and Inventory. Furthermore, Asarasi is in conversations with a number of potential strategic partners in the food and beverage industry for both investment and distribution. Connecticut Innovations our first early stage investors have indicated that they are interested in participating in this new round of funding.

Founders



Adam Lazar: CEO & Founder
Category Director 5.11 / US Army Officer





Adam Lazar has 20 years of expertise in product development and product category management. He's has built significant revenue streams within consumer products based organizations through uniquely-positioned product development efforts; bringing innovative tactical, law enforcement, military & consumer goods to untapped and emerging markets.

Adam has led the Asarasi business full time since it's founding in 2014. Prior to devoting his full-time efforts to Asarasi, Adam was the Product Development and Category Business Manager for 5.11 Tactical, a global leader in the sporting goods and tactical gear industries. His accomplishments include developing accessories products to support $20 Million in annual revenue within 7 diverse product categories within the 5.11 Tactical Accessories Division. Adam founded and ran a multi-million business unit, the 5.11 Expert Entry Breaching Tools Division supported by the 5.11 Field SWAT Training Division he also created.

Adam has invented and patented products for several companies to include: The Revision Military Universal Prescription Lens Carrier which is now worn by ~30% of all uniformed personnel in the US Military for ballistic prescription vision correction. He is also the inventor of Circular Polarized Ballistic Eyewear for 5.11 Tactical.

Adam holds a MBA in Management from Norwich University, in Northfield, VT and a BA in Management from Hartwick College in Oneonta, NY. In addition, he has served as an Officer in the US Army National Guard. www.linkedin.com/in/adamnlazar

	Adam Lazar	Founder & Chief Executive Officer	Former Category Director 5.11 Tactical, Former Product Development Revision Military. MBA, Norwich University.
	Brenda Morris	Investor & Strategic Advisor	Former CFO 5.11 Tactical, Apex Parks, Zumiez & Hot Topic. Board of Directors Boot Barn and Duluth Trading Co.
	David Holmes	Strategic Advisor	Founder of Bon & Viv Spiked Seltzer. Sold to Anheuser-Busch. Founder of PLNT Water and Knockback Ventures.
	Luke Mansfield	Strategic Advisor	Chief Strategy Officer Harley Davidson - Former Head of Innovation Pepsi Co. Former Head of Innovation Samsung Electronics.
	Eugenio Perrier	Strategic Advisor	Former Chief Marketing Officer for Sabra Brands & Barilla Pasta Company
	Valerio Nannini	Strategic Advisor	Former CEO Nestle Waters Malaysia
	Carl Lee	Strategic Advisor	Former President & CEO Snyder's Lance (Snyder's of Hanover)

	Adam Von Gootkin	Strategic Advisor	CEO & Founder Highclere Castle Gin, Co-Founder Onyx Moonshine.
	Guy Burgstahler	Strategic Advisor	VP Marketing Albertsons. Former Chief Marketing Officer 5.11 Tactical
	Jill Siegel	Independent Market Representative	
	Ellen Woolwich	Independent Market Representative	
	Randy Sprague	Strategic Advisor	President and CEO of Sprague's Maple Farms, the largest Maple producer in Western, NY.
	Ed Jaeger	Strategic Advisor	CEO of RSI. Former CEO and Founder of Ironclad Gloves.
	Neal Davis	Strategic Advisor	Founder and President of Account-One Agency.



Dennis
Noone

Head of Sales

Former VP Sales Henkel Brands / Dial Corp. Impact Investor

Perks

$100

A Shoutout on our website Asarasi.com (with your consent!)

$500

Receive all of the above + Asarasi Sparkling Tree Water - 5 Flavors Variety - 12 Pack! A Campaign Exclusive.

$750

Receive all of the above + Early access: A 12 Pack from the first production pilot run of Asarasi Sparkling Tree Water's Secret New Flavor! (not currently available for purchase to the public)

$1,000

Receive all of the above + 1) A customized outdoor rated 5.11 Tactical Branded backpack with an Asarasi embroidered patch. Perfect for your next adventure under the trees! 2) A vote for your favorite new Asarasi Flavor (Choose from orange, pomegranate, peach, tonic or suggest your own tree flavor!

$2,500

Receive all of the above + A customized outdoor rated 5.11 Tactical Branded Hoodie to match you kickass backpack with an Asarasi custom embroidery. Perfect for layering up in your next adventure under the trees! Both Women's and Men's sizes and styles available.

$5,000

Receive all of the above + A customized outdoor rated 5.11 Tactical Branded Jacket to match you kickass backpack and hoodie with an custom Asarasi embroidery. Perfect for staying warm up in your next adventure under the trees! Both Women's and Men's sizes and styles available.

$10,000

Receive all of the above + A custom investor Asarasi T-shirt and a Quarterly Subscription of your choice of Asarasi for 1 year!

$25,000

Receive all of the above + A personalized tour of one of Asarasi's maple farm partners; world famous, Sprague's Maple Farm and Restaurant in Portville, NY during the Spring of 2021 Maple Season. Dinner with the CEO of Asarasi, Adam Lazar and CEO of Sprague's Maple Farm, Randy Sprague. . *Travel and accommodations are not included.

$50,000

Receive all of the above + 1 Round Trip Ticket on American Airlines originating in the Continental US from anywhere American Airlines flies, plus 1 Night + 2 Days Accommodations at the Holiday Valley Resort in Ellicottville, NY.

$100,000

Receive all of the above + Personal Invitation from the CEO to attend Quarterly Investor Calls for 2020.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT E

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Asarasi, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Asarasi, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity**

Financing Price”).

(ii)	If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)	**Liquidity Event**.

(i)	If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)	If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)	**Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)	**Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.01 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Buffalo, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Asarasi, Inc.
By:

Name: Adam Lazar
Title: Chief Executive Officer
Address: 282 Katonah Ave #112, Katonah, NY 10536
Email: adaml@asarasi.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") [dated] between Asarasi, Inc., a Delaware corporation (the "***Company***") and [holders name] ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                LLC d/b/a Republic
Date: Date:

EXHIBIT F
Video Transcript

Every year, one billion gallons of the world's only sustainable and renewable source for pure water vanishes

Whether maple tree is tapped, the saps are collected, and the maple sugar is removed by reverse osmosis.

Only one element remains – naturally pure, organic, tree-filtered waters.

Asarasi is the first and only USDA organic plant sourced water in the world.

In 2018, ~1 Billion gallons of Maple Sap was Harvested and ~1 billion gallons of sugar-free maple sap worth $20B annually was thrown away!

This occurs within a 800 mile radius of Buffalo, NY

With 100 million gallons under contract from 110 family farms, Asarasi is economically helping maple farmers while adding to the drinkable water supply!

Asarasi's mission is to: displace the bottled water industry with a sustainable alternative to bottle water while doubling the profits of hundreds of maple farmers.

Asarasi is at a tipping point & primed for rapid growth and the next round of funding will provide greater scale and accelerated revenues, creating significant opportunity for everyone to win!

Thank you!